UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 10, 2009

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM INTENDS TO ISSUE RUBLE BONDS IN THE AMOUNT OF

30 BILLION RUR

Moscow and New York (February 10, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that it intends to submit to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30 billion Russian rubles, which is the equivalent of approximately $830.4 million at today’s Central Bank of Russia exchange rate. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10 billion rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). Unless and until so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADRs are listed on the NYSE under the symbol “VIP”.

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s intention to issue the bonds described above and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These statements involve risks and uncertainties. There can be no assurance that the bonds will be issued. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risk and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information please contact:

Alexey Subbotin

VimpelCom

Tel: 7 (495) 974-5888

Investor_Relations@vimpelcom.com